

August 19, 2013

Via E-mail
Shmuel Ulano
Chief Executive Officer
Power Gala Corp.
4515 12ᵗʰ Avenue
Brooklyn, NY 11219

> **Re: Power Gala Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2013**
> **File No. 333-189401**

Dear Mr. Ulano:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your response to comment 2 of our comment letter dated July 15, 2013 where you state that you will submit a copy of the private placement memorandum to us. Please supplementally provide us with the private placement memorandum with your next amended filing.

2.　　We note your response to comment 3 of our comment letter dated July 15, 2013. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

3.　　We note your response to comment 3 of our comment letter dated July 15, 2013 where you state that "[you] are in discussions with [your] first client who [you] hope will engage [you] for his private affair in the fall of 2013." Please tell us the status of this prospective engagement. If you have entered into a written agreement, please revise your disclosure to provide a summary of the material terms of the agreement and file the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Notes to Financial Statements

(2) Going Concern, page F-7

4.   We note your response to our prior comment one. Please incorporate the same disclosure into your interim financial statements included in your amended filing.

Condensed Unaudited Financial Statements, page F-9

5.   We have reviewed your response to comment number 8. Please amend your registration statement to include June 30, 2013 interim financial statements or tell us why it is appropriate to present the current interim financial statements that are for a period of four months. Lastly, please ensure that the amounts presented with your MD&A agree with the amounts presented within the interim financial statements.

Plan of Operations, page 22

6.   We note your response to comment 6 of our comment letter dated July 15, 2013. Please revise your disclosure to identify the online wedding website you plan to enroll in and the websites you plan to be listed on as an approved vendor. Also tell us whether you have entered into a written agreement with your officers and director to fund your operations if you are unable to raise funds through financing. If so, please revise to summarize the material terms of the agreement and file the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. If not, please revise your disclosure to so state and clarify that they are not obligated to fund your operations. Include related risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody for

Tom Kluck
Legal Branch Chief